EXHIBIT 77D to Neuberger Berman Equity Funds Form NSAR
August 31, 2014

File Number: 81100582
CIK Number: 000044402

SubItem 77D: Policies with Respect to Securities Investments

The principal investment policies of Neuberger Berman All Cap Core Fund were amended to reflect that the Fund invests mainly in common stocks of companies across all market capitalizations. Prior to September 2, 2014, Neuberger Berman All Cap Core Fund was known as Neuberger Berman Select Equities Fund, which invested mainly in common stocks of companies with a market capitalization greater than $7.5 billion at the time of purchase.


The principal investment policies of Neuberger Berman International Select
Fund were amended to reflect that: (i) the Fund invests mainly in foreign companies, including companies in developed and emerging markets; and (ii) under normal circumstances, at least 80% of the Funds net assets, plus the amount of any borrowings for investment purposes, will be invested in companies with a market capitalization greater than $2.5 billion at the time of purchase. Prior to June 2, 2014, Neuberger Berman International Select Fund was known as Neuberger Berman International Large Cap Fund. Neuberger Berman International Large Cap Fund was subject to the following principal investment policies: (i) the Fund invested mainly in large-capitalization foreign companies, including companies in developed and emerging markets; (ii) under normal circumstances, at least 80% of the Funds net assets, plus the amount of any borrowings for investment purposes, would be invested in large-capitalization companies (defined as those companies with a market capitalization greater than $2.5 billion at the time of purchase); and (iii) the Fund would not change its strategy of normally investing at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in large-capitalization companies, without providing shareholders at least 60 days notice.